SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                         CORDANT TECHNOLOGIES INC.
                     (Name of Subject Company (Issuer))

                          OMEGA ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                                 ALCOA INC.
                    (Names of Filing Persons (Offerors))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
       (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                       (Title of Class of Securities)

                                 218412104
                   (CUSIP Number of Class of Securities)
                         LAWRENCE R. PURTELL, ESQ.
                                 ALCOA INC.
                            201 ISABELLA STREET
                       PITTSBURGH, PENNSYLVANIA 15212
                         TELEPHONE: (412) 553-4545
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                                  COPY TO:
                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                             NEW YORK, NY 10036
                          TELEPHONE: 212-735-3000
                         CALCULATION OF FILING FEE

        Transaction Valuation*            Amount of Filing Fee**
           $2,180,663,478                      $436,132.70

 * For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 36,714,831 outstanding shares of common stock of Cordant Technologies Inc. and (ii) 1,542,423 shares of common stock of Cordant Technologies Inc. underlying vested options.
   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

 **   Of such amount $418,549.07 was previously paid.

 [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
   Amount Previously Paid: N/A               Form or Registration No.: N/A
   Filing party: N/A                         Date Filed: N/A

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]    third-party tender offer subject to Rule 14d-1.
   [_]    issuer tender offer subject to Rule 13e-4.
   [_]    going-private transaction subject to Rule 13e-3.

   [_]    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

   This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amendment") relates to the offer by Omega Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), to purchase all outstanding shares of common stock, including the associated rights to purchase preferred stock (collectively, the "Shares"), of Cordant Technologies Inc., a Delaware corporation (the "Company"), at a price of $57.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

 Item 1.   SUMMARY TERM SHEET.

       Item 1 is hereby amended and supplemented as follows:

       The first bullet in the section entitled "What Are the Most Significant Conditions to the Offer?" in the Summary Term Sheet in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

       "o We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully diluted basis. We call this condition the "minimum condition." For purposes of the offer, "on a fully diluted basis" means, as of any time, on a basis that includes the number of shares of Cordant common stock that are actually issued and outstanding plus the maximum number of such shares that Cordant may be required to issue under stock options, warrants and other rights or securities convertible into shares of Cordant common stock, whether or not currently exercisable."

 ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 7 is hereby amended and supplemented by adding the following:

       "Following further evaluation of various available financing alternatives, Alcoa has determined that it will obtain all of the funds necessary to purchase Shares pursuant to the Offer and the Merger from internally generated funds and the issuance of commercial paper."

 ITEM 11.  ADDITIONAL INFORMATION.

       Item 11 is hereby amended and restated in its entirety to read as follows:

       The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference, except that Section 7u"Certain Information Concerning the CompanyuCertain Projections" in the Offer to Purchase is hereby amended and supplemented to add the following sentence at the end of that section:

       "The safe harbor for forward-looking statements provided for under the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements that are made in connection with a tender offer, including the Offer."




                                 SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    OMEGA ACQUISITION CORP.


                                    By:   /s/ Barbara S. Jeremiah
                                          ---------------------------------
                                    Name:  Barbara S. Jeremiah
                                    Title:  Vice President


                                    ALCOA INC.


                                    By:   /s/ Richard B. Kelson
                                          ---------------------------------
                                    Name:  Richard B. Kelson
                                    Title:  Executive Vice President and
                                               Chief Financial Officer


 Dated: April 4, 2000